10 September 2007

Cadbury Schweppes to Release First Interim Management Statement on 10 October

Cadbury Schweppes today announces it is moving to early adoption of the EU Transparency Directive and that it will therefore issue its first Interim Management Statement on 10 October. The Interim Management Statement will cover third quarter trading. In line with its practice around trading updates, executive management will host teleconference calls for investors and analysts on the same day.

In the remainder of 2007, Cadbury Schweppes intends to release its regular Preliminary Trading Update on 11 December.

In 2008, as well as the Group’s usual Interim and Preliminary Results statements and December Preliminary Trading Update, the intention is that Interim Management Statements will be released at the time of the Annual General Meeting on 15 May and in the first half of October 2008.

Next Events

Currently scheduled Group announcements/events are listed below:

10 October, 2007	Interim Management Statement
11 December, 2007	Preliminary Trading Update
19 February, 2008	Preliminary Results Announcement
15 May, 2008	Annual General Meeting and Interim Management Statement

Ends

For further information:
Cadbury Schweppes plc:	+44 207 409 1313 www.cadburyschweppes.com

Capital Market Enquiries Sally Jones Mary Jackets Charles King	+44 207 830 5124
Media Enquiries	+44 207 830 5011

Andraea Dawson-Shepherd
Katie Bolton

Forward Looking Statements

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Notes:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury
On 19 June, 2007, we announced a new strategy for our ongoing confectionery business post the separation of Americas Beverages. Our goal is to leverage our scale and advantaged positions to maximise growth and returns by:

•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins; and

•	Continuing to invest in capabilities to support our growth and efficiency agendas.

Our Financial Scorecard
Our ambition to maintain revenue growth while improving margins and returns is reflected in our new financial scorecard for the 2008 to 2011 period:

•	Annual organic revenue growth of 4-6%

•	Total confectionery share gain

•	Mid teens trading margin by 2011

•	Strong dividend growth

•	Efficient balance sheet

•	Growth in return on invested capital

Commercial Strategy: Focus on Top Markets, Brands and Customers
To help drive further revenue growth, under a new category management structure, we are focusing our resources on a fewer number of markets, brands and customers:

— — —	Our 12 focus markets include the UK, US, Australia, Mexico,
Brazil, India, Russia and Turkey. Together, these markets
represent around 70% of our total revenues and are forecast to account for over 60% of expected category growth over the next five years.
 Our 13 focus brands, include our biggest brands such as
Cadbury Dairy Milk, Trident, Halls, Dentyne and Flake and our
newer fast growing brands, Green & Black’s and The Natural
Confectionery Company. Together, our 13 focus brands account for over 50% of our confectionery revenues and have above average revenue growth and operating returns.
 Our 10 focus customers comprise 7 top retailers (including
WalMart, Tesco, Carrefour and Lidl) and 3 trade channels (impulse in developed markets; traditional trade in emerging markets; and
international travel retail). Together, these customers account for over 50% of our revenues.

3.	Interim Management Statements

Under the EU Transparency Directive, the requirement for quoted companies to produce Interim Management Statements is effective for financial years commencing on or after 20 January 2007. Interim Management Statements must be made in the period between ten weeks after the beginning and six weeks before the end of the relevant six-month period. The Transparency Directive states that Interim Management Statements must include a general description of the company’s financial performance and position, as well as an explanation of any material events and transactions that have occurred during the relevant period and their impact on the financial position of the company.